ICI MUTUAL INSURANCE COMPANY,
a Risk Retention Group

INVESTMENT COMPANY BLANKET BOND

RIDER NO. 14

INSURED		BOND NUMBER

Neuberger Berman Management LLC		87164111B
EFFECTIVE DATE	BOND PERIOD	AUTHORIZED REPRESENTATIVE

See Below	April 30, 2011 to April 30, 2012	/S/ Catherine Dalton

In consideration of the premium charged for this Bond, it is hereby understood and agreed that Item 1 of the Declarations, Name of Insured, shall include the following as of the effective date indicated:

FUND NAME		EFFECTIVE DATE
o	Neuberger Berman Global Equity Fund	June 30, 2011
o	Neuberger Berman Global Thematic Opportunities Fund, each a series of
Neuberger Berman Equity Funds		December 29, 2011
o	Neuberger Berman Long Short Fund, a series of
Neuberger Berman Alternatives Fund

Nothing herein contained shall be held to vary, alter, waive or extend any of the terms, conditions, provisions, agreements or limitations of this policy other than as above stated.

RN 1.1-00 (1/02)